Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

JURISDICTION OF
INCORPORATION
NAME	OR ORGANIZATION

Aristos Pharmaceuticals, Inc.	Delaware

Cornerstone BioPharma, Inc.	Nevada

Cornerstone BioPharma Holdings, Inc.	Delaware

Cardiokine, Inc.	Delaware

Cardiokine Biopharma, LLC	Delaware

Cardiokine Ireland, Limited	Ireland

EKR Holdings, Inc.	Delaware

EKR Therapeutics, Inc.	Delaware